Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Associate Questions & Answers:

General
	Q.	I’m confused about the relationship between Aon Corporation, Aon Hewitt, and Aon Consulting. Can you clarify?
A.

Aon Corporation is organized into two global business segments—one focused on risk and the other focused on people. The risk business focuses on insurance brokerage and includes Aon Risk Services, which is their retail brokerage arm, and Aon Benfield, their reinsurance arm. The people, or human capital, segment is Aon Consulting, which includes both their consulting and outsourcing practices.

Hewitt will be acquired by Aon Corporation at the close of the deal, but Hewitt’s operations will be merged with those of Aon Consulting to form Aon Hewitt. Together we will become the new human capital segment and Russ will serve as the segment chairman and CEO.

	Q.	Will Hewitt move to a calendar-based fiscal year?
	A.	Yes. Aon uses a January – December calendar year, and Hewitt will migrate to that after the transaction closes. Hewitt will adjust the FY11 planning to account for the difference between the close date and the beginning of Aon’s fiscal year.
	Q.	Why do we have to have the “safe harbor” and “additional information” on all of our internal and external communications related to the merger?
	A.	The safe harbor and additional information language is a requirement under the federal securities laws. Since both Aon and Hewitt are public companies, we have to include the language to provide the appropriate guidance about our communications for our stockholders—both inside and outside the company.

	Q.	Hewitt: How does the proposed merger affect the FY11 budgeting process?
	A.	We will move forward with the budgeting process according to our normal schedule, but will develop our plans for a 15-month period to synch up with Aon’s fiscal year. At the close of the transaction, our finance teams will integrate the plans of any parts of the business that will be managed jointly.
	Q.	Hewitt: How will we maintain the Hewitt standard of quality during and after the transition?
	A.	Hewitt has built its reputation on the standard of quality we deliver for our clients day in and day out. Our commitment to high-quality service delivery does not change with this merger. We will continue to use the management practices, processes, and quality assurance protocols we have in place today to ensure service delivery excellence for our clients. It is critical that our client teams stay focused on our clients’ needs and avoid becoming distracted by the integration activities. Our commitment is to keep our clients current on the latest developments to minimize uncertainty.
	Q.	Hewitt: Will we continue to move forward with the new Finance ERP platform?
	A.	Yes. We will postpone the planned roll-out a few months, but will continue to move forward with the launch of our new global Finance ERP. We are currently targeting a go-live no earlier than January 1, 2011. Aon is on an older version of PeopleSoft, but we have not yet made any decisions about how we might integrate or convert platforms. Stay tuned for more information on any timing changes.
	Q.	Hewitt: I have an open requisition for a position on my team. Can we continue the hiring process?
	A.	Talk to your aligned recruiter for guidance on the status of any requisitions. Business leaders are reviewing all open requisitions against client commitments and we will continue to hire key skills that are time-sensitive. Open requisitions for various corporate functions and non-critical positions are being cancelled or put on hold.

About Me

My Job
	Q.	How should I handle any calls I get from competitors or headhunters?
	A.	Hang up right away! In all seriousness, we do expect that the frequency of calls from competitors or headhunters will increase during the transition as these groups try to use the normal uncertainty created by a merger to their advantage. These types of calls are a testament to the great people we have at both organizations. There will be many opportunities at Aon Hewitt that will become more clear once we can begin working as one company. How you respond to personal solicitations is your decision.
	Q.	Will there be new job opportunities as a result of the merger?
	A.	Yes, we expect there will be new job opportunities for some individuals as we integrate our organization. These will become clearer once we can begin working as one company.

Equity
	Q.	Hewitt: Am I guaranteed to receive $50/share upon the deal closing?
	A.	No. You will receive a value equal to $25.61 + 0.6362 shares of Aon stock for each Hewitt share. The actual value per share at the time the transaction closes will be based on the current Aon stock price. To calculate the value of the .6362 Aon share on the acquisition closing date, multiply that fractional value by the Aon stock price on the acquisition closing date.

Pay and Benefits
	Q.	Hewitt: Since we postponed the annual engagement survey, what will we use for that measure in some bonus plans?
	A.	The annual engagement survey was scheduled to run during the period of the merger announcement. While the survey was already launched in India and Europe, we made the decision to stop the process in other geographies because we knew the results would be impacted by the announcement. We are considering completing the survey with some additional questions as input to the integration work. We will confirm our approach on the bonus measure (for those for which it applies) shortly.
	Q.	Hewitt: Will we move to Aon’s benefit programs?
	A.	Hewitt associates will move to a new benefits program over time. We are determining the timing of the changeover and will share more when we can.

HR Policies
	Q.	Hewitt: Does Aon allow virtual work arrangements? Will I be able to keep my Alternative Work Pattern (AWP)?
	A.	Yes, Aon does allow virtual working and a variety of alternative work arrangements where it makes sense for the business. We will review and harmonize these policies as part of the transition and communicate any changes if necessary. As a reminder, all AWPs are subject to regular review and this will not change.

Integration
	Q.	How were the leaders on the integration team determined? How will businesses/practices be represented if the aligned business/practice leader isn’t on the team?
	A.	Russ and Greg Case selected a subset of senior leaders to represent both Aon and Hewitt on the integration steering committee. Between Kristi Savacool, Jim Konieczny, and Yvan Legris, Hewitt has leadership from its three primary business segments—Benefits, HR BPO, and Consulting. This transition steering committee is led by Aon’s Greg Besio, and will oversee all integration decisions and will represent all businesses and practices within Hewitt. Russ has named Matt Levin to serve as Hewitt’s overall Integration Leader working alongside Eric Koenig from Aon to lead the various workstreams for integrating the two businesses. As we confirm workstreams and form working groups, more leaders and associates will be asked to participate. We’ll share more about the process.

	Q.	How will we make sure it’s a true integration of the two companies?
	A.	The steering committee is establishing a set of guiding principles to ensure the team makes decisions that represent the best of our two organizations. Both sides recognize that Hewitt and Aon Consulting are both people-based businesses and our first guiding principle is that we are all committed to a fair and transparent process that treats all associates and colleagues with care and respect. The integration team and working groups will be staffed with representatives from both organizations to foster an open and complete dialogue.

	Q.	Can I volunteer to work on the integration?
	A.	We understand that many associates would like to participate in the integration and we will definitely need help. We’re still identifying the various workstream leaders and will then build out the workstream teams based on the skills and knowledge we need. Above all, everyone can help during the transition by staying focused on our serving our clients and keeping the business running smoothly.

Sales and Accounts/Clients
	Q.	What feedback have we heard from clients about the merger?
	A.	In general, our clients have been supportive of our merger plans. Not surprisingly, their primary concern has been any distraction this may cause for associates, but we’ve continued to assure them that each of us is 100% focused on delivering excellent service for them, and that we don’t expect changes to their teams. Our clients come first and will be particularly sensitive during the integration process. We absolutely cannot be distracted from delivering world-class service to them as we do today.

	Q.	Hewitt: Should we continue to sell against Aon until the transaction closes?
	A.	Yes. Until the transaction closes in November we will continue to operate as separate companies and will compete vigorously against each other for new opportunities. If you have any questions about this, please address them to Steven Kyono or Matthew Levin.
	Q.	Hewitt: What will happen to competitors of Aon who are our clients? Will they leave?
	A.	In general, our clients have been supportive of our merger plans. We have contacted each of our clients to inform them about the merger personally and to understand any specific concerns. While not always made public, we do provide certain services for some of our own competitors now and we expect this to continue based on the strength of our solutions. We will, of course, manage each client situation very carefully throughout the transition.

	Q.	Hewitt: Do we have to sign new contracts with our existing clients as we merge with Aon?
	A.	Few of our contracts have change in control provisions that would allow a client to exit based on a change in ownership. For those who do, we are working closely with our contacts to gain the necessary consents during the transition period.

Benefits
	Q.	What was appealing to Aon about our Benefits Outsourcing business? Are they committed to it the way we are?
	A.	Aon is committed to being the number one human capital services firm and expanding their outsourcing capabilities and reach is an important part of achieving that goal. Hewitt brings best-in-class proprietary products, a blue chip client list and our reputation as the market leader in this space. Aon has a benefits outsourcing business, primarily focused on the middle market. They offer defined benefit (DB) and health and welfare (HW) services, but also offer defined contribution (DC) on a smaller scale in some regions. In total, their benefits outsourcing business is about $190 million in revenues with about 100 clients, where Hewitt’s Benefits Outsourcing business is about $1.5 billion with about 300 clients. The combined Aon Hewitt will be a much more balanced business versus the competitive set, with about half of its revenue coming from outsourcing. This too was a very attractive feature of the deal, particularly given the recurring nature of the outsourcing business and its embedded position within our clients’ workflows.

Q.	When will we know which Benefits platforms we will use?
A.	These decisions will be carefully considered and determined as part of the integration process. What we can say now is that Hewitt’s large market TBA system will continue to be the platform for large clients and those with complex plans because Aon does not currently serve this market. Our mid-market platforms are proven and resonating well in the market and we have no plans to convert clients off those platforms.

HR BPO
Q.	What was appealing to Aon about our HR BPO business? Are they committed to it the way we are?
Aon does not have an HR BPO business similar to Hewitt’s and only participates in a few stand-alone BPO domains. There is little to no overlap with Hewitt’s BPO business. One of the biggest reasons Aon was interested in merging with Hewitt was due to an interest in extending Hewitt’s HR BPO offering to a broader client base. Aon was attracted to the recurring nature of the business and how HR BPO work makes
Hewitt a critical business partner for clients. Aon was equally excited about the growth opportunity of the business, was very impressed with the turnaround in HR BPO, and is excited to bring the team’s talents and skills into the new organization.

Q.	How does being part of Aon benefit the HR BPO business?
A.	Aon has strong and long-lasting relationships with many of the world’s leading companies. They believe that many of their current risk clients will be interested in our HR BPO services and are eager to help us sell our HR BPO offering.
Q.	There are a number of BPO solutions being implemented now for Hewitt (myHR, EWA, CompLink). Will we continue to move forward with those? Will we use BPO services for the broader Aon organization?
A.	This is a complicated question, and one that we’re actively working. The integration team is looking at the commercial models for both organizations and working through a process to make the right decisions for the newly combined Aon Hewitt.

About Aon
Q.	What does Aon do in their risk business?
A.	Aon’s largest business, Aon Risk Services, works with clients who need advice and solutions on a wide variety of risks—ranging from property and casualty to natural catastrophes to employee injuries to terrorist strikes. Insurance companies often require their own insurance for the risks they face or choose to syndicate some of the risk they assume—this is called reinsurance. Aon Benfield, another Aon subsidiary, is a reinsurance specialist and the largest insurance broker in the world.

Deal/Synergy
Q.	Hewitt: Can you share more about how we determined that $50/share was a good price for our company?
A.	The $50/share purchase price represents a 41% premium over Hewitt’s stock price at the time of the announcement. Our executive team and our board of directors considered our strategic plans for the business, the competitive environment, the forecasts of our likely results and the risks of obtaining our goals. After much analysis and discussion, they felt strongly that the merger provided a more attractive return for our stockholders on a risk-adjusted basis and provided the business with the greatest opportunity for continued success in light of the changes in the competitive landscape. The response from the vast majority of our largest shareholders has been very positive.

Q.	Hewitt: What do associates get out of this deal if they don’t have stock?
A.	Our senior leadership and our board of directors believe that this merger provides the greatest opportunity for the continued growth and success of our business. This translates into more jobs, more career opportunities and more rewards for all associates who are part of the Aon Hewitt organization.
Q.	I’ve seen this called both a merger and an acquisition. Which is it?
A.	These terms are often used interchangeably. Aon will acquire Hewitt. But, when the transaction closes,
Hewitt will combine with Aon’s Consulting business to form Aon Hewitt. Even though one organization is buying the other, the purchase is in the form of a merger. After the merger, we will maintain a lot of the aspects of the acquired Hewitt business (i.e., the Hewitt brand, the basic outsourcing business model, etc.).
Q.	Hewitt: Are we still focused on growth? Or was this merger about taking costs out of our business?
A.

This union will allow us to accelerate top-line growth while continuing our quality and lean initiatives to ensure the growth is profitable. Both Aon and Hewitt are focused on growth, and bringing the two organizations together expands our client base, providing new opportunities to sell our respective services and much greater distribution, particularly in the mid-market and internationally. There will be cost-saving opportunities from eliminating the duplicate corporate overhead and streamlining areas of overlap such as real estate, technology and suppliers. But, to be clear, we would not have done this deal had we not thought that the two businesses combined could grow at more accelerated rates than they would apart. While we need to take out redundant cost, the long-term strategy is all about growth.

Technology
Q.	I know Aon outsources their data center/computing facilities to CSC. Will Hewitt do this as well after the merger?
A.	These decisions will be made during the integration process after a thorough analysis of service requirements and costs of the alternatives. Hewitt’s data center operations are state-of-the-art and we have capacity that could be used to support the needs of the broader Aon organization if that proves to be cost effective. Hewitt’s data center capabilities were particularly attractive to Aon as they considered the merger.
Q.	When will we know which platforms we’ll use for basic infrastructure, like e-mail, knowledge management, financial systems, etc.?
A.	These decisions will be made during the integration process. Our goal will be a common Aon suite of platforms at some point in the future, but there will likely be a phased approach once we determine the best future state.

India
Q.	Hewitt: Will there be job loss in India?
A.	Our capabilities in India were particularly attractive to Aon as they considered the merger. While we can never guarantee jobs, our plan is to grow our off-shore capabilities both to support Hewitt’s planned growth and to support a change in Aon’s business model over time.

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets;

fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4 on July 26, 2010, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.